EXHIBIT 20.3



                         MDSI MOBILE DATA SOLUTIONS INC.







                                  [MDSI LOGO]



================================================================================


                                    CANADIAN
                             ANNUAL STATUTORY REPORT

                             Management's Discussion
               and Analysis of Financial Condition and Results of
                 Operations o Consolidated Financial Statements




================================================================================


                                      2000

TABLE OF CONTENTS
--------------------------------------------------------------------------------



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS.............................1

FINANCIAL STATEMENTS

         MANAGEMENT'S RESPONSIBILITY..........................................9

         AUDITORS' REPORT.....................................................10

         CONSOLIDATED BALANCE SHEETS..........................................11

         CONSOLIDATED STATEMENTS OF OPERATIONS................................12

         CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY...........13

         CONSOLIDATED STATEMENTS OF CASH FLOWS................................14

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS...........................16

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Unless otherwise noted, all financial information in this report is expressed in the company's functional currency, United States dollars.

OVERVIEW

MDSI develops, markets, implements and supports mobile workforce management and wireless connectivity software for use by a wide variety of companies that have substantial mobile workforces, such as utilities, telecommunications companies, cable companies and insurance companies. MDSI's products are used by such companies in conjunction with public and private wireless data communications networks to provide comprehensive solutions for the automation of business processes associated with the scheduling, dispatching and management of a mobile workforce. The Company's products provide a cost-effective method for companies with mobile workers to utilize data communications to communicate with such workers, and for such workers to interface on a real-time basis with their corporate information systems. MDSI also provides hosting and related professional services.

The Company's revenue is derived from (i) software and services, consisting of the licensing of software and provision of related services, including project management, installation, integration, customization and training; (ii) e-Business services such as the provision of consulting and hosting services, the provision of application services, and provision of online service management solutions (iii) third party products and services, consisting of the provision of non-MDSI products and services as part of the total contract, and
(iv) maintenance and support, consisting of the provision of after-sale support services as well as hourly, annual or extended maintenance contracts.

The Company believes that recent economic developments and trends have adversely affected and may continue to affect levels of capital spending by companies in a variety of industries, including companies in the vertical markets that the Company serves. In addition, current economic conditions and developments in the energy markets may have an adverse affect on the financial condition of energy and utility companies in certain geographic areas of North America. The Company anticipates that such economic conditions and regulatory trends may affect demand in 2001 for the products and services offered by the Company. A decline in demand for MDSI's products in these markets as a result of economic conditions, or otherwise, may have a material adverse effect on MDSI's business, financial condition, operating results and cash flows. In order to address the potential uncertainties caused by these economic trends, MDSI has taken measures to reduce its operating expenses through workforce reductions and other measures. In connection with this restructuring, on March 30, 2001, MDSI terminated 34 employee and contractor positions in Canada and the United States and will record a one time charge of approximately $1.2 million in the first quarter of 2001. On April 26, 2001 the Company announced that it intended to take a further charge for restructuring in the second quarter of approximately $4.9 million. The restructuring is expected to provide incremental savings each quarter leading up to an estimated $2.9 million in savings for the first quarter of 2002.

Field Service Business

The implementation of a complete mobile data solution requires a wireless data communications network, a land-based data communications network, mobile computing devices integrated with wireless data communication modems, host computer equipment, industry specific application software such as MDSI's Advantex products, wireless connectivity software and a variety of services to manage and install these components, integrate them with an organization's existing computer systems and configure or customize the software to meet customer requirements. Frequently, in the Company's larger contracts only a limited number of the mobile computing devices and in-vehicle equipment are installed initially, with the balance implemented over a rollout period that may extend up to one year or more. Where increases in mobile work forces require, or where additional departments of mobile workers are added, additional mobile computing devices may be installed.

Revenue for software and services has historically accounted for a substantial portion of the Company's revenue. Typically, the Company enters into a fixed price contract with a customer for the licensing of selected software products and the provision of specific services that are generally performed within six to twelve months. Pricing for these contracts includes license fees as well as a fee for professional services. The Company generally recognizes total revenue for software and services associated with a contract using a percentage of completion method based on the total costs incurred over the total estimated costs to complete the contract.

The Company's customers typically enter into ongoing maintenance agreements that provide for maintenance and technical support services for a period commencing after expiration of the initial warranty period. Maintenance agreements typically have a term of twelve months and are invoiced either annually or monthly. Revenue for these services is recognized ratably over the term of the contract.

The Company is periodically called on to provide, in addition to MDSI products and services, certain third party products, such as host computer hardware and operating system software, and mobile computing. The Company recognizes revenue of the supply on third party hardware upon transfer of title to the customer. The Company recognizes revenue on the supply on third party services using a percentage of completion method based on the costs incurred over the total estimated cost to complete the third party services contract.

The Company believes that it will often supply some portion of third party products and services to customers where it is successful in selling its own products and services. There can be no assurance, however, that any contracts entered into by the Company to supply third party software and products in the future will represent a substantial portion of revenue in any future period. Since the revenue generated from the supply of third party products and services may represent a significant portion of certain contracts and the installation and rollout of third party products is generally at the discretion of the customer, the Company may, depending on the level of third party products and services provided during a period, experience large quarterly fluctuations in revenue.

The Company's revenue is dependent, in large part, on significant contracts from a limited number of customers. As a result, any substantial delay in the Company's completion of a contract, the inability of the Company to obtain new contracts or the cancellation of an existing contract by a customer could have a material adverse effect on the Company's results of operations. Some of the Company's contracts are cancelable upon notice by the customer. The loss of certain contracts could have a material adverse effect on the Company's business, financial condition, operating results and cash flows. As a result of these and other factors, the Company's results of operations have fluctuated in the past and may continue to fluctuate from period-to-period.

During the second quarter of 2000, the Company announced version r7 of its Advantex product, and it is currently in the implementation phase of its first contracts using version r7. The increased time required for the initial implementation and field testing of a new version of software has resulted in delays in commencement of additional installations of the Advantex r7 product. Such delays have increased the Company's costs of completing Advantex r7 installations and have affected the timing of the Company's recognition of revenue from such contracts. The Company completed its first r7 installation in the first quarter of 2001, and anticipates that it will complete its second r7 installation of the Advantex r7 product in the second quarter of 2001.

e-Business

The Company launched its e-Business division in February 2000 to develop internet-based business solutions for companies of any size, in any service market. Like the Company's other Advantex mobile workforce management applications, the Company's e-Business solutions will allow companies to empower mobile workers by providing a reliable wireless link to enterprise or Internet applications. Customers of service providers that use the Company's e-Business solutions will be able to purchase, schedule, confirm and track service appointments online without human intervention, providing convenience and flexibility 24 hours a day, 7 days a week.

The Company intends to offer its e-Business solutions through four channels: sites that aggregate service providers, wireless carriers, major vertical-focused ASPs (Application Service Providers), and directly to service providers. On June 1, 2000 the Company acquired Connectria Corporation, based in St. Louis, Missouri, which currently provides consulting and Internet hosting services for third-party applications. The Company has announced several alliances that will further its e-Business strategy. The Company has also launched its scheduling and dispatch application, eServiceManager (formerly ServeClick), on an ASP basis to service providers in the fourth quarter of 2000.

The Company's e-Business model will allow companies to use MDSI products and services on a subscription or transaction fee basis, rather than license and host these MDSI products themselves. The Company believes that its e-Business solutions subscription and transaction fee programs will be a attractive alternative for medium or small-sized companies that can benefit from MDSI's workforce management and scheduling applications, but do not have the financial or information technology resources to license and implement MDSI's on-site solutions. Currently the Company's e-Business revenue materially consists of the provision of managed services, which include managed application services, managed network services, managed data center services, and managed hosting services. The Company earns revenues for hosting applications for customers as well as by providing eBusiness consulting services.

The future success of the Company's e-Business development strategy will depend on the Company's ability to develop and implement the technology related to its e-Business solutions; the Company's ability to enter into contracts with service providers, service portals and ASP's; and the adoption of the Company's e-Business solutions by service providers and their customers. Growth in the Company's e-Business revenue is anticipated to be derived from transaction fees generated by customer and service provider use of the Company's e-Business scheduling solutions that include the ASP version of Advantex and e-Service Manager.

The Company has not generated material revenues from fees associated with its e-Business scheduling solutions and there can be no assurance that the Company's e-Business division will generate material revenues from these solutions in future periods.

EFFECTS OF ACQUISITIONS

On June 1, 2000 the Company acquired all of the issued and outstanding shares of Connectria Corporation ("Connectria"), a privately held company based in St. Louis Missouri, that is an application service provider (ASP) and provider of online service management solutions for service companies. The Company issued 845,316 common shares, and 583,037 employee stock options to acquire common shares of the Company in exchange for all of the outstanding stock and options of Connectria. The transaction is accounted for under the purchase method of accounting and accordingly the purchase price of $29,579,300 was allocated to the fair value of the net assets acquired. The results of Connectria have been consolidated with the Company as of the date of acquisition.

The Company has a limited history of operations on a combined basis with Connectria. In addition, since the acquisition of Connectria, the Company has restructured certain aspects of this operation. As a result, the financial information presented in this Annual Report is not indicative of the results that would have been obtained had the acquisitions occurred prior to the commencement of the periods covered herein, and such information should not be relied upon as an indication of future performance.


DISPOSITION OF TRANSPORTATION BUSINESS UNIT

In February 1999, the Company's Board of Directors approved a plan to dispose of its Delivery segment (Transportation Business Unit). Effective June 1, 1999, the Company completed the sale of the transportation business unit to Digital Dispatch Systems, Inc. ("DDS"), a supplier of dispatch systems to the taxi market for proceeds of $3,833,389. The proceeds comprised of common shares of DDS, representing an 11% interest in DDS, and a promissory note in the principal amount of $346,741, due January 1, 2001, bearing interest at 8% per annum. During the year ended December 31, 2000 DDS exercised its option to buyback the DDS shares that MDSI received as compensation on the sale of the Transportation Business Unit. Proceeds on sale of the DDS shares were $3,164,350.

Under the terms of the agreement between the Company and DDS, the Company has retained certain assets and liabilities of the discontinued operations. The Company expects that it will liquidate these assets and liabilities by the second quarter of 2001. As a result of the Company's decision to dispose of its Delivery segment, the Delivery segment has been classified as a discontinued operation and the results of operation, financial position and cash flow for this segment have been segregated from those of continuing operations. The following discussion and analysis of the Company's results of operations excludes the Delivery segment for the current and corresponding prior period.

The Company's net loss of $3.6 million for the year ended December 31, 2000 was comprised of a $3.2 million after-tax loss from continuing operations and an after-tax loss of $0.4 million on discontinued operations. There is no tax effect on these losses. The discontinued operating loss includes not only the results of operations but also foreign exchange losses and provisions against contracts to the measurement date of February 25, 1999. The loss on disposal includes the operating results from the measurement date to the effective date, the costs of disposal, severance costs, and the estimated costs to complete the remaining taxi contract.

RESULTS OF OPERATIONS

The following table sets forth, for the years indicated, certain components of the selected financial data of the Company:

                                                                Years ended December 31,
                                             --------------------------------------------------------------
                                                  2000                   1999                    1998
                                             ---------------        ---------------         ---------------
                                                                     (in thousands)
Revenue:
   Software and services................      $  41,338              $   41,039               $  29,664
   e-Business ..........................          5,978                       -                       -
   Maintenance and support..............          8,888                   5,719                   3,962
   Third party products and services ...          2,799                   6,897                  12,864
                                             ---------------        ---------------         ---------------
                                                 59,003                  53,655                  46,490
Direct costs............................         26,407                  23,237                  22,219
                                             ---------------        ---------------         ---------------
Gross profit............................         32,596                  30,418                  24,271
                                             ---------------        ---------------         ---------------
Operating expenses:
   Research and development.............          8,872                   6,916                   6,034
   Sales and marketing..................         12,790                   9,460                   8,027
   General and administrative...........          7,121                   5,793                   3,721
   Amortization of intangible assets....          4,562                     954                     955
   Provision for doubtful accounts......            985                      --                       -
                                             ---------------        ---------------         ---------------
                                                 34,330                  23,124                  18,737
                                             ---------------        ---------------         ---------------
Operating income (loss).................         (1,734)                  7,294                   5,534
Other income (loss).....................           (985)                   (778)                     29
                                             ---------------        ---------------         ---------------
Income (loss) before provision for               (2,719)                  6,516                   5,563
     income taxes.......................
Provision for income taxes..............           (492)                 (2,202)                 (1,889)
                                             ---------------        ---------------         ---------------
Income (loss) for continuing operations          (3,211)                  4,314                   3,674
                                             ---------------        ---------------         ---------------
(Loss) from discontinued operations                (395)                 (7,852)                 (1,401)
                                             ---------------        ---------------         ---------------
Net income (loss) for the year..........      $  (3,606)             $   (3,538)              $   2,273
                                             ===============        ===============         ===============


The following table sets forth, for the years indicated, certain components of the selected financial data of the Company as a percentage of total revenue.

                                                                Years ended December 31,
                                             --------------------------------------------------------------
                                                  2000                   1999                    1998
                                             ---------------        ---------------         ---------------
                                                                     (in thousands)
Revenue:
   Software and services.................         70.1 %                 76.5%                   63.8%
   e-Business............................         10.1                      -                       -
   Maintenance and support...............         15.1                   10.7                     8.5
   Third party products and services.....          4.7                   12.8                    27.7
                                             ---------------        ---------------         ---------------
                                                 100.0                  100.0                   100.0
Direct costs.............................         44.8                   43.3                    47.8
                                             ---------------        ---------------         ---------------
Gross profit.............................         55.2                   56.7                    52.2
                                             ---------------        ---------------         ---------------
Operating expenses:
   Research and development..............         15.0                   12.9                    13.0
   Sales and marketing...................         21.6                   17.6                    17.3
   General and administrative............         12.1                   10.8                     8.0
   Amortization of intangible assets.....          7.7                    1.8                     2.0
   Provision for doubtful accounts.......          1.7                      -                      --
                                             ---------------        ---------------         ---------------
                                                  58.1                   43.1                    40.3
                                             ---------------        ---------------         ---------------
Operating income (loss)..................         (2.9)                  13.6                    11.9
Other income.............................         (1.7)                  (1.5)                    0.1
                                             ---------------        ---------------         ---------------
Income (loss) before provision for                (4.6)                  12.1                    12.0
      income taxes.
Provision for income taxes...............         (0.8)                  (4.1)                   (4.1)
                                             ---------------        ---------------         ---------------
Income (loss) from continuing operations.         (5.4)                   8.0                     7.9
(Loss) from discontinued operations......         (0.7)                 (14.6)                   (3.0)
                                             ---------------        ---------------         ---------------
Net income (loss) for the year...........         (6.1) %                (6.6)%                   4.9%
                                             ===============        ===============         ===============



Year ended December 31, 2000 Compared to the Year ended December 31, 1999

Revenue - Revenue increased by $5.3 million (10.0%) for the year ended December 31, 2000 as compared to the year ended December 31, 1999. The increase was primarily due to the increase in software and services, eBusiness and maintenance which was partially offset by a decrease in the revenue earned from third party products and services. The Company believes that recent economic developments and trends have adversely affected, and may continue to affect, levels of capital spending by companies

Year ended December 31, 2000 Compared to the Year ended December 31, 1999 (continued)

in a variety of industries, including telecommunications and broadband. In addition, current economic conditions and developments in the energy markets may have an adverse affect on the financial condition of energy and utility companies in certain geographic areas of North America. The Company anticipates that such economic conditions and regulatory trends may affect demand in 2001 for the products and services offered by the Company.

Software and services revenue increased by $299,000 (0.7%) for the year ended December 31, 2000 as compared to the year ended December 31, 1999. In 1999, certain of the Company's customers delayed or deferred purchasing decisions due to the year 2000 issue and resulting in lower revenues for the Company in the fourth quarter of 1999. The Company did not experience a similar slowdown in the fourth quarter of 2000 and the resulting revenue growth in that quarter substantially accounts for the year over year increase in revenues.

E-Business revenues materially consist of sales by the Company's newly acquired subsidiary, Connectria. e-Business revenue for the year ended December 31, 2000 was $6.0 million. Connectria's results have been consolidated with the Company as of June 1, 2000 which is the date of acquisition, therefore no comparative revenue was present for the year ended December 31, 1999. Connectria's revenues consist primarily of revenues from consulting and hosting services. There can be no assurance that the Company will realize material revenues from its new eBusiness product offering.

Third party products and services revenue decreased by $(4.1) million (59.4%) for the year ended December 31, 2000 compared to the year ended December 31, 1999. Third party products and services revenue is primarily earned from certain customers in the utility market pursuant to agreements under which the Company provides third party products and services, typically host computer equipment and mobile computing devices, as part of the installation of software and provision of services. Revenue from deliveries of third party products and services will fluctuate from period to period given the timing of certain contracts and the rollout schedules which are established primarily by the customers. Accordingly, this will result in large fluctuations in revenue, direct costs, gross profits and income from operations from one period to another.

Maintenance and support revenue was $8.9 million for the year ended December 31, 2000 as compared to $5.7 million for the year ended December 31, 1999, an increase of 55.4%. Typically, maintenance and support revenue will increase with the increase in the level of the Company's installed customer base.

Direct Costs. Direct costs were 44.8% of revenue for the year ended December 31, 2000 as compared to 43.3% for the year ended December 31, 1999. Direct costs include labor and other costs directly related to a project including those related to the provision of services and support, and costs related to host equipment and mobile devices on behalf of third party product sales. Labor costs include direct payroll, benefits and overhead charges. The increase in proportion of direct costs to revenue relates primarily to the inclusion of Connectria in the Company's results as of June 1, 2000. Connectria typically has had a higher proportion of direct costs than the Company's traditional business.

Gross Margins. Gross margins were 55.2% of revenue for the year ended December 31, 2000 as compared to 56.7% for the year ended December 31, 1999. The change in profit margin relates to the inclusion of Connectria in the Company's results as of June 1, 2000. Connectria has not realized as large of a gross margin as the Company's traditional business.

Research and Development. Research and development expenses were $8.9 million, or 15.0% of revenue, for the year ended December 31, 2000, compared to $6.9 million, or 12.9% of revenue, for the year ended December 31, 1999. The 28.3% increase in research and development expenses in 2000 is a result of the continued development and enhancement of the Company's Advantex products (enterprise and ASP versions, and wireless bundles), as well as development of the Company's eService offering. The Company intends to continue committing a significant portion of its product revenues to enhance existing products and develop new products, resulting in an anticipated increase in the dollar amounts of research and development expenses.

Sales and Marketing. Sales and marketing expenses were $12.8 million or 21.7% of revenue for the year ended December 31, 2000 and $9.5 million or 17.6% of revenue for the year ended December 31, 1999. This represents an increase of $3.3 million (35.2%) as compared to 1999. The increase was due to an increase in marketing, sales and technical support personnel supporting the Company's increased product offerings including Advantex r7 and e-Business initiatives. The Company anticipates that the dollar amounts of its sales and marketing expenses will continue to increase as the result of the Company's commitment to its international marketing effort.

General and Administrative. General and administrative expenses were $7.1 million, or 12.1% of revenue, for the year ended December 31, 2000 and $5.8 million, or 10.8% of revenue, for the year ended December 31, 1999. This increase was due primarily to the hiring of additional accounting and administrative personnel to support the Company's growth. The Company expects that its

Year ended December 31, 2000 Compared to the Year ended December 31, 1999 (continued)

general and administrative expenses will increase in the future as the Company expands its staffing, information systems and other administrative costs to support its expanding operations.

Amortization of intangible asset. Amortization of intangible asset was $4.6 million or 7.7% of revenue, for the year ended December 31, 2000 and $1.0 million or 1.8% of revenue for the year ended December 31, 1999. The increase was due to the amortization taken on the intangible asset recorded on the purchase of Connectria.

Provision for doubtful accounts. The Company has included in its operating results for the year ended December 31, 2000, a provision for $985,000 with respect to a doubtful account. The Company believes that its position in the matter is strong and intends to vigorously pursue collection. The Company has filed an action seeking payment of the full contract amount and the customer has filed an answer and counterclaim. The customer requested, and the Company agreed to mediation which occurred on April 3, 2001 with no settlement being reached.

Other Income (expense). Other income (expense) was $(1.0) million for the year ended December 31, 2000 as compared to $(0.8) million for the year ended December 31, 1999. Substantially all of other income (expense) relates to interest income on cash and short term deposits, interest expense on capital leases, and fluctuations in foreign currency denominated assets and liabilities.

Income Taxes. The Company provided for income taxes on earnings for the year ended December 31, 2000 at the rate of 26.9%, after adjusting for the amortization of intangible assets. The Company's effective tax rate reflects the application of certain operating loss carry forwards against taxable income and the blended effect of Canadian, US, and other foreign jurisdictions' tax rates.

Year ended December 31, 1999 Compared to the Year ended December 31, 1998

Revenue - Revenue increased by $7.2 million (15.4%) for the year ended December 31, 1999 as compared to the year ended December 31, 1998. This increase is primarily due to the increase in software and services with was partially offset by a decrease in the revenue earned from third party products and services.

Software and services revenue increased by $11.4 million (38.4%) for the year ended December 31, 1999 as compared to the year ended December 31, 1998. This increase was due to an 92% increase in the revenues earned from customers in the telecommunications markets.

Third party products and services revenue decreased by $(6.0) million (46.4%) for the year ended December 31, 1999 compared the year ended December 31, 1998. Third party products and services revenue is primarily earned from certain customers in the utility market pursuant to agreements under which the Company provides third party products and services, typically host computer equipment and mobile computing devices, as part of the installation of software and provision of services. Revenue from deliveries of third party products and services will fluctuate from period to period given the timing of certain contracts and the rollout schedules which are established primarily by the customers. Accordingly, this will result in large fluctuations in revenue, direct costs, gross profits and income from operations from one period to another.

Maintenance and support revenue was $5.7 million for the year ended December 31, 1999 as compared to $4.0 million for the year ended December 31, 1998, an increase of 44.3%. Maintenance and support revenue has increased primarily due to the increased growth in the Company's installed customer base. Such revenue is expected to fluctuate as it corresponds to the level of software and services revenue the Company is engaged to provide in support of its installations.

Direct Costs - Direct costs were 43.3% of revenue for the year ended December 31, 1999 as compared to 47.8% for the year ended December 31, 1998. Direct costs include labor and other costs directly related to a project including those related to the provision of services and support, and costs related to host equipment and mobile devices on behalf of third party product sales. Labor costs include direct payroll, benefits and overhead charges. The decrease in proportion of direct costs to revenue relates primarily to the decrease third -party products and services, which have higher direct costs.

Gross Margins. Gross margins were 56.7% of revenue for the year ended December 31, 1999 as compared to 52.2% for the year ended December 31, 1998. The change in profit margin relates to the change in the mix in revenues. The proportion in revenue of lower margin third-party products and services decreased in 1999 compared to 1998.

Year ended December 31, 1999 Compared to the Year ended December 31, 1998 (continued)

Research and Development. Research and development expenses were $6.9 million, or 12.9% of revenue, for the year ended December 31, 1999, compared to $6.0 million, or 13.0% of revenue, for the year ended December 31, 1998. The 14.6% increase in research and development expenses in 1999 is a result of the continued development and enhancement of the Company's Advantex products. The Company anticipates continuing to commit a significant portion of its product revenues to enhancement of existing products and the development of new products, resulting in an anticipated increase in the dollar amounts of research and development expenses.

Sales and Marketing. Sales and marketing expenses were $9.5 million or 17.6% of revenue for the year ended December 31, 1999 and $8.0 million or 17.3% of revenue for the year ended December 31, 1998. This represents an increase of $1.4 million (17.9%) as compared to 1998. The increase was primarily due to an increase in marketing, sales and technical support personnel to support the Company's increased marketing activities worldwide. The Company anticipates that the dollar amounts of its sales and marketing expenses will continue to increase as the result of the Company's commitment to its international marketing effort.

General and Administrative. General and administrative expenses were $5.8 million, or 10.8% of revenue, for the year ended December 31, 1999 and $3.7 million, or 8.0% of revenue, for the year ended December 31, 1998. This increase was due primarily to the hiring of additional accounting and administrative personnel to support the Company's growth. The Company expects that its general and administrative expenses will increase in the future as the Company expands its staffing, information systems and other administrative costs to support its expanding operations.

Other Income (expense). Other income (expense) was $(0.8) million for the year ended December 31, 1999 as compared to $28,000 for the year ended December 31, 1998. Substantially all of other income relates to interest income on cash and short term deposits, interest expense on capital leases and fluctuations in the currencies of the Company's foreign operations.

Income Taxes. The Company provided for income taxes on earnings for the year ended December 31, 1999 at the rate of 29.5%, after adjusting for the amortization of intangible assets. The Company's effective tax rate reflects the application of certain operating loss carry forwards against taxable income and the blended effect of Canadian, US, and other foreign jurisdictions' tax rates.

Liquidity and Capital Resources

The Company finances its operations, acquisitions and capital expenditures with cash generated from operations, loans, private placements and public offerings of its securities. At December 31, 2000, the Company had cash and cash equivalents of $13.2 million and working capital of $25.6 million.

Cash provided by operating activities was $190,000 $2.4million and $5.8 million, respectively for the years ended December 31, 2000, 1999 and 1998. The $190,000 of cash generated by operating activities in 2000 was comprised of a $(3.2) million net loss, non-cash charges of $7.4 million and $(4.0) million of changes to non-cash working capital items. The changes to working capital items include a $3.7 million increase in trade receivables, a $5.8 million increase in unbilled receivables, a $0.3 million decrease in prepaid expenses a $1.2 million increase in accrued liabilities, a $1.9 million increase in trade payables, a $0.5 decrease in taxes payable and a $3.2 million increase in deferred revenue. Unbilled accounts receivable arise where the Company has earned revenue on a project though has yet to complete specific billing milestones under the terms of the applicable contract. Deferred revenue arises where the Company has achieved a billing milestone under a customer contract but has yet to recognize all of the revenue billed due to the percentage of completion under the contract.

The Company has included in its operating results for the year ended December 31, 2000 a provision for $985,000 with respect to a doubtful account. The Company believes that it is entitled to payment of the full contract amount and intends to vigorously pursue collection. The Company has filed an action seeking payment of the full contract amount and the customer has filed an answer and counterclaim. The customer has requested, and the Company has agreed, to mediate the dispute.

Cash provided by financing activities was $5.8 million, $14.1 million and $2.1 million, respectively, during the years ended December 31, 2000, 1999 and 1998. The cash provided by financing activities in 2000 comprised $2.3 million in capital leases and $3.5 million from the issue of common shares partially offset by a $30,000 repayment of long-term debt. During 2000, the $3.5 million received on shares issued was made up of proceeds on exercise of stock options of $3.3 million and purchases by employees under the Company's share purchase plan of $185,000.

Cash used in investing activities was $7.4 million, $3.9 million, $1.8 million, respectively, for the years ended December 31, 2000, 1999 and 1998. Total investing activity in 2000 primarily consisted of $6.9 million for the purchase of capital equipment, including computer hardware and software for use in research and development activities, the growth of the e-Business operations, and to support the growth of the Company's corporate information systems. In addition, the Company received $3.3 million in proceeds on sale of its interest in Digital Dispatch Systems, Inc. and made investments in two private companies for $2.5 million.

Existing sources of liquidity at December 31, 2000 include $13.2 million of cash and cash equivalents and funds available under the Company's operating line of credit. At the year ended December 31, 2000, the Company's borrowing capacity under the line of credit was CDN$8 million. Under the terms of the agreement, borrowings and letters of credit under the line are limited to 60% to 90% of eligible accounts receivable. Borrowings accrue interest at the bank's prime rate plus 0.5%. At December 31, 2000, the Company was not using this line of credit.

The Company believes that future cash flows from operations and its borrowing capacity under the operating line of credit will provide sufficient funds to meet cash requirements for at least the next twelve months. Commensurate with its past and expected future growth, the Company may increase, from time to time, its borrowing facility under its operating line of credit to support its operations. The Company has no material additional commitments other than capital and operating leases. Future growth or other investing activities may require the Company to obtain additional equity or debt financing, which may or may not be available on attractive terms, or at all, or may be dilutive to current or future shareholders.

Derivative Financial Instruments

It is the policy of the Company not to enter into derivative financial instruments for trading purposes. The Company does enter into foreign currency forward exchange contracts in the ordinary course of business to protect itself from adverse currency rate fluctuations on certain firm foreign currency transactions. The Company may also utilize foreign currency exchange contracts to hedge net assets or liabilities denominated in foreign currencies. These contracts are generally for eighteen months or less. Gains or losses relating to hedging firm commitments are deferred and included in the measurement of the foreign currency transaction subject to the hedge.

The Company's foreign currency forward contracts are executed with credit worthy banks and are denominated in currencies of major industrial countries. As at December 31, 2000, the Company had no foreign currency forward contracts outstanding.

MANAGEMENT'S RESPONSIBILITY
--------------------------------------------------------------------------------

The management of MDSI Mobile Data Solutions Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of all information in this report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains a system of internal controls to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded, and that financial records are properly maintained to provide accurate and reliable financial statements.

The Company's Audit Committee is comprised of three non-management directors and is appointed by the Board of Directors annually. The Committee meets periodically with the Company's management and independent auditors to review financial reporting matters and internal controls and to review the consolidated financial statements and the independent auditors' report. The Audit Committee reported its findings to the Board of Directors who have approved the consolidated financial statements.

The Company's independent auditors, Deloitte & Touche LLP, have examined the consolidated financial statements and their report follows.



/s/ Erik Dysthe                              /s/ Verne D. Pecho
Erik Dysthe                                  Verne D. Pecho
Chief Executive Officer and                  Vice President, Finance and
Chairman of the Board of Directors           Administration
                                             Chief Financial Officer

AUDITORS' REPORT
--------------------------------------------------------------------------------


To the Board of Directors and Shareholders of MDSI Mobile Data Solutions Inc.

We have audited the accompanying consolidated balance sheets of MDSI Mobile Data Solutions Inc. as at December 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles.

On February 13, 2001, we reported separately to the Board of Directors and Shareholders of MDSI Mobile Data Solutions Inc. on consolidated financial statements for the same periods prepared in accordance with generally accepted accounting principles in the United States of America.



/s/  Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
February 13, 2001

                                         MDSI MOBILE DATA SOLUTIONS INC.
                                           Consolidated Balance Sheets
                                       (Expressed in United States dollars)



                                                                                             At December 31,
                                                                                   ----------------------------------
                                                                                       2000                  1999
                                                                                   -------------         ------------
Assets
Current assets
        Cash and cash equivalents                                                  $  13,238,081         $ 14,750,040
        Accounts receivable, net
           Trade (net of allowance for doubtful accounts of $985,000; 1999 - 0)       16,821,925           13,151,828
           Unbilled                                                                   12,184,446            5,595,902
        Prepaid expenses and other assets                                              1,411,200            1,117,380
        Future income taxes (note 9)                                                           -              287,443
        Current portion of lease receivable (note 3)                                     133,723              386,861
                                                                                   -------------         ------------
        Total current assets                                                          43,789,375           35,289,454
Lease receivable (note 3)                                                                      -              133,723
Investments and advances, at cost (note 4)                                             3,081,447            4,140,457
Capital assets, net (note 5)                                                          11,097,497            6,386,647
Long term future income taxes (note 9)                                                   347,350              289,984
Intangible assets, net (note 6)                                                       32,836,780            6,960,528
                                                                                   -------------         ------------
                                                                                      91,152,449           53,200,793
Assets of discontinued operations (note 15)                                              641,405              960,610
                                                                                   -------------         ------------
Total assets                                                                         $91,793,854         $ 54,161,403
                                                                                   =============         ============
Liabilities and stockholders' equity
Current liabilities
        Accounts payable                                                           $   3,444,457         $  1,571,143
        Accrued liabilities                                                            3,625,591            2,466,095
        Income taxes payable                                                           1,091,164            1,567,671
        Deferred revenue                                                               7,901,837            4,724,850
        Current portion of long-term debt (note 7)                                        66,968                    -
        Current obligations under capital lease (note 11)                              2,094,637            1,176,957
                                                                                   -------------         ------------
        Total current  liabilities                                                    18,224,654           11,506,716

Obligations under capital leases (note 11)                                             4,156,486            2,422,525
                                                                                   -------------         ------------
                                                                                      22,381,140           13,929,241
Liabilities of discontinued operations (note 15)                                         223,024              173,424
                                                                                   -------------         ------------
Total liabilities                                                                     22,604,164           14,102,665
                                                                                   -------------         ------------
Stockholders' equity
        Common stock (note 8)
          Authorized:
            Unlimited common shares with no par value
          Issued:
            2000:  8,612,453 shares;  1999:  7,381,212 shares                         65,246,439           43,627,971
        Consideration given for options issued on acquisition                         11,415,573                    -
        Treasury Stock                                                                   (85,043)             (85,043)
        (Accumulated deficit)                                                         (7,090,011)          (3,484,190)
        Cumulative translation adjustment                                               (297,268)                   -
                                                                                   -------------         ------------
                                                                                      69,189,690           40,058,738
                                                                                   -------------         ------------
Total liabilities and stockholders' equity                                         $  91,793,854         $ 54,161,403
                                                                                   =============         ============


Commitments and contingencies (note 11)


          See accompanying notes to consolidated financial statements


/s/ ERIK DYSTHE                               /S/ GERALD F. CHEW
------------------------------                ---------------------------------
Approved by:  Director                        Approved by:  Director

                                   MDSI MOBILE DATA SOLUTIONS INC.
                                Consolidated Statements of Operations
                                 (Expressed in United States dollars)


                                                                               Years ended December 31,
                                                                ---------------------------------------------------
                                                                    2000                1999               1998
                                                                ------------        ------------        -----------
Revenue
     Software and services                                      $41,338,221         $41,038,855        $29,663,727
     e-Business                                                   5,978,124                   -                  -
     Maintenance and support                                      8,887,737           5,718,750          3,961,961
     Third party products and services                            2,798,653           6,897,573         12,864,517
                                                                ------------        ------------        -----------
                                                                 59,002,735          53,655,178         46,490,205
                                                                ------------        ------------        -----------
Direct costs                                                     26,406,381          23,236,932         22,219,097
                                                                ------------        ------------        -----------
Gross profit                                                     32,596,354          30,418,246         24,271,108
                                                                ------------        ------------        -----------
Operating expenses
     Research and development                                     8,872,219           6,916,086          6,034,170
     Sales and marketing                                         12,790,467           9,459,881          8,027,124
     General and administrative                                   7,120,897           5,792,888          3,720,880
     Amortization of intangible assets                            4,561,899             954,645            954,640
     Provision for doubtful accounts (note 11 (c))                  985,000                   -                  -
                                                                ------------        ------------        -----------
                                                                 34,330,482          23,123,500         18,736,814
                                                                ------------        ------------        -----------
Operating income                                                 (1,734,128)          7,294,746          5,534,294
Other income (expense)                                             (985,129)           (778,610)            28,658
                                                                ------------        ------------        -----------
Income before tax provision                                      (2,719,257)          6,516,136          5,562,952

Provision for income taxes (note 9)                                (491,542)         (2,202,136)        (1,888,697)
                                                                ------------        ------------        -----------
Income (loss) from continuing operations                         (3,210,799)          4,314,000          3,674,255

Income (loss) from discontinued operations (note 15)               (395,022)         (7,851,549)        (1,401,332)
                                                                ------------        ------------        -----------
Net income (loss) for the year                                  ($3,605,821)        ($3,537,549)        $2,272,923
                                                                ============        ============        ===========
Earnings (loss) per common share (Note 1(o))
     Earnings(loss) from continuing operations
     Basic                                                           ($0.38)              $0.60              $0.57
                                                                ============        ============        ===========
     Diluted                                                         ($0.38)              $0.48              $0.46
                                                                ============        ============        ===========
     Net earnings (loss)
     Basic                                                           ($0.42)              (0.49)             $0.35
                                                                ============        ============        ===========
     Diluted                                                         ($0.42)              (0.49)             $0.34
                                                                ============        ============        ===========


          See accompanying notes to consolidated financial statements


                                                 MDSI MOBILE DATA SOLUTIONS INC.
                                         Consolidated Statements of Stockholders' Equity
                                              (Expressed in United States dollars)


                                   Common Stock           Consideration
                             -------------------------       Given         Treasury    Cumulative
                                 Shares       Amount       For Options       Stock      Translation       Deficit           Total
                                                           Assumed On                   Adjustment
                                                           Acquisition
                             -----------   ------------   ------------   -----------    -----------    -------------    ------------
Balance, January 1, 1998     $6,459,725    $29,899,563    $         -     $ (85,043)     $       -      $(2,219,564)    $27,594,956
 Issued on exercise of
   Stock options                 32,844        311,054              -             -              -                -         311,054
 Issued under stock
   Purchase plan (Note 8)        17,919        210,209              -             -              -                -         210,209
 Issued on conversion of
   warrants (Note 8)             51,600        506,755              -             -              -                          506,755
 Net income  for the year             -              -              -             -              -        2,272,923       2,272,923
                             -----------   ------------   ------------   -----------    -----------    -------------    ------------

Balance, December 31, 1998    6,562,088     30,927,581              -       (85,043)             -           53,359      30,895,897

 Issued on exercise of
   stock options                215,980      2,207,358              -             -              -                -       2,207,358
 Issued under stock
   purchase plan (Note 8)        28,144        283,139              -             -              -                -         283,139
 Issued on public
   offering (Note 8)            575,000     10,209,893              -             -              -                -      10,209,893
 Net loss for the year                -              -              -             -              -       (3,537,549)     (3,537,549)
                             -----------   ------------   ------------   -----------    -----------    -------------    ------------

Balance, December 31, 1999    7,381,212     43,627,971              -       (85,043)             -       (3,484,190)     40,058,738


 Issued on purchase of          845,316     18,163,727                                                                   18,163,727
 Connectria (Note 2)
 Consideration given for
 options assumed on
 purchase of Connectria
 (Note 2)                                                  11,415,573                                                     11,415,573
 Issued on exercise of
   stock options                369,236      3,268,972              -             -              -                -       3,268,972
 Issued under Stock
   purchase plan (Note 8)        16,621        185,769              -             -              -                -         185,769
 Change in foreign
 exchange fluctuations                -              -              -             -       (297,268)               -        (297,268)
 Net loss for the year                -              -              -             -              -       (3,605,821)     (3,605,821)
                             -----------   ------------   ------------   -----------    -----------    -------------    ------------

Balance, December 31, 2000    8,612,385    $65,246,439    $11,415,573      $(85,043)     $(297,268)     $(7,090,011)    $69,189,690
                             ===========   ============   ============   ===========    ===========    =============    ============



           See accompanying notes to consolidated financial statements

                                                   MDSI MOBILE DATA SOLUTIONS INC.
                                                Consolidated Statements of Cash Flows
                                                 (Expressed in United States dollars)


                                                                                        Years ended December 31,
                                                                        -------------------------------------------------------
                                                                              2000                 1999               1998
                                                                        ----------------      --------------      -------------
Cash flows from operating activities
   Net income (loss) from continuing operations for the year              $ (3,210,799)        $  4,314,000        $ 3,674,255
   Items not affecting cash:
      Depreciation and amortization                                          7,210,042            2,194,711          1,592,725
      Deferred income taxes                                                    230,077              127,019            748,131
      Changes in non-cash operating working capital items (Note 13)         (4,038,536)          (4,212,553)          (174,547)
                                                                        ----------------      --------------      -------------
   Net cash provided by (used in) operating activities                         190,784            2,423,177          5,840,564
                                                                        ----------------      --------------      -------------
Cash flows from financing activities
   Issuance of common shares                                                 3,454,743           12,700,240          1,028,018
   Repayment of long-term debt                                                 (29,543)            (261,438)           (93,152)
   Proceeds from (repayment of) capital leases                               2,368,179            1,673,363          1,080,751
                                                                        ----------------      --------------      -------------
   Net cash provided by (used in)  financing activities                      5,793,379           14,112,165          2,015,617
                                                                        ----------------      --------------      -------------
Cash flows from investing activities
   Long term lease receivable repayment                                        386,860              453,832                  -
   Acquisition of Investments                                               (2,518,225)            (307,068)                  -
   Proceeds on sale of Investments                                           3,273,392                    -                  -
   Acquisition of subsidiary net of cash received                           (1,514,800)
   Acquisition of intangible asset                                            (220,000)                   -                  -
   Acquisition of capital assets                                            (6,883,707)          (4,103,147)        (1,806,836)
                                                                        ----------------      --------------      -------------
   Net cash used in investing activities                                    (7,476,480)          (3,956,383)        (1,806,836)
                                                                        ----------------      --------------      -------------
Net cash provided by continuing operations                                  (1,492,317)          12,578,959          6,049,345

Net cash generated by(used by) discontinued operations                         277,626           (1,506,799)        (2,447,760)
                                                                        ----------------      --------------      -------------
Net cash (outflow) inflow                                                   (1,214,691)          11,072,160          3,601,585

Effects of foreign exchange fluctuations on cash                              (297,268)                   -                  -

Cash and cash equivalents, beginning of year                              $ 14,750,040         $  3,677,880        $    76,295
                                                                        ----------------      --------------      -------------
Cash and cash equivalents, end of year                                    $ 13,238,081         $ 14,750,040        $ 3,677,880
                                                                        ================      ==============      =============
Supplemental disclosure of cash flow information

   Cash payments for interest                                             $    337,360         $    138,323        $    97,329
                                                                        ================      ==============      =============
   Cash payments for taxes                                                     649,577            2,359,710            155,662
                                                                        ================      ==============      =============


           See accompanying notes to consolidated financial statements

                         MDSI MOBILE DATA SOLUTIONS INC.
                      Consolidated Statements of Cash Flows
                      (Expressed in United States dollars)

SUPPLEMENTAL DISCLOSURE OF NON CASH INVESTING AND FINANCING ACTIVITIES

     On June 1, 1999 the Company disposed of the Transportation Business Unit for proceeds of $3,833,389 comprised of common shares representing an 11% interest in Digital Dispatch Systems, Inc. (DDS) and a promissory note in the principal amount of $346,741, due January 1, 2001 and bearing an interest rate of 8% per annum. During the year ended December 31, 2000 DDS exercised its option to buyback the DDS shares that MDSI received as compensation on the sale of the Transportation Business Unit. Proceeds on sale of the DDS shares were $3,164,350.

     During the year ended December 31, 1998, the Company leased certain computer equipment to a customer. The transaction was accounted for as a sales-type lease with a discounted present value of $974,411 at December 31,1998. The equipment purchase was financed by capital lease, which had a balance of $830,833 at December 31, 1998. As at December 31, 2000 the balance outstanding on the lease was $133,723.












           See accompanying notes to consolidated financial statements

                         MDSI MOBILE DATA SOLUTIONS INC.
                 Notes to the Consolidated Financial Statements
              For the years ended December 31, 2000, 1999 and 1998
                      (Expressed in United States dollars)


1.   SIGNIFICANT ACCOUNTING POLICIES

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following significant accounting policies, which differ in some respects from those in the United States as outlined in note 16.

     (a)  Basis of presentation

          These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, and are presented in United States dollars. All intercompany balances and transactions have been eliminated.

     (b)  Nature of operations

          The Company develops, markets and supports wireless mobile data communication software products for use in the mobile service industry. The Company is also an provider of managed application services through it's newly acquired Connectria Corporation subsidiary (note 2).

     (c)  Research and development

          Research and development costs related to software are expensed as incurred unless a project meets the specified criteria for capitalization. Capitalized costs related to software are amortized commencing at the point that the product is available to the market in order to recognize the net realizable value over the respective estimated useful life. All capitalized software costs have arisen due to business combinations and are amortized on the straight-line basis over 10 years. The net book value of all capitalized development projects is reviewed annually for impairment. To date, no impairment has been indicated.

     (d)  Revenue recognition

          The Company's revenue is derived primarily from the following sources:

          (i)  Software and services

               Revenue related to software and services, including software licenses, is generally recognized on a percentage of completion basis, representing costs incurred relative to total estimated costs. Where the Company has contracted to deliver software without significant production, modification or customization required, revenue is recognized upon delivery if the fee is determinable and there is reasonable assurance of collection. Provisions for estimated losses on contracts are recorded when identifiable.

          (ii) e-Business

               e-Business revenue consists of the provision of managed services, which include managed application services, managed network services, managed data center services, and managed hosting services. Revenue from these services is recognized as the service is provided, where no future commitment exists.

                         MDSI MOBILE DATA SOLUTIONS INC.
                 Notes to the Consolidated Financial Statements
              For the years ended December 31, 2000, 1999 and 1998
                      (Expressed in United States dollars)


1.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

          (iii) Maintenance and support

               Revenue related to maintenance agreements for supporting and maintaining the Company's products are recognized rateably over the term of the agreement, which is generally one year.

          (iv) Third   party   products   and   services   and   terminals   and
               infrastructure

               Revenue  from sales of third  party  products  and  services  and
               terminals  and   infrastructure  is  recognized  on  delivery  of
               products.

     (e)  Capital assets

          Capital assets are recorded at cost. Depreciation is charged to operations over the estimated useful lives of the assets as follows:

          Computer hardware and software    30% declining balance
          Furniture and fixtures            20% declining balance
          Leasehold improvements            lesser of lease term or useful life,
                                             generally five years
          Vehicle                           20% declining balance

          The carrying value of capital assets is reviewed on a regular basis for any permanent impairment in value. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. To date, no such impairment has been indicated.

     (f)  Intangible Assets

          Intangible assets consist of goodwill arising on the acquisitions of Alliance Systems Inc., Connectria Corporation, and the purchase of a commercial web-site domain name. Goodwill arising on the acquisition of Alliance is amortized on a straight-line basis over ten years, and Goodwill from the acquisition of Connectria is amortized on a straight line basis over five years. The commercial web-site domain name is being amortized on a straight line basis over a five year period. Management regularly reviews the carrying value of intangible assets for evidence of any permanent impairment in value by reference to expected future cash flows. To date, no impairment has been indicated.

                         MDSI MOBILE DATA SOLUTIONS INC.
                 Notes to the Consolidated Financial Statements
              For the years ended December 31, 2000, 1999 and 1998
                      (Expressed in United States dollars)


1.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (g)  Foreign exchange, reporting and functional currency

          Foreign exchange

          The accounts of the Company and its foreign subsidiaries are expressed in United States dollars, its functional currency. Monetary assets and liabilities denominated in foreign currencies are translated at the rate in effect at the balance sheet date. Other balance sheet items and revenues and expenses are translated at the rates prevailing on the respective transaction dates. Translation gains and losses relating to current monetary items and revenue and expenses denominated in foreign currencies are included in income.

          Reporting currency

          The Company changed its reporting currency to the United States dollar effective January 1, 2000. This improves investors' ability to compare the Company's results with those of most other publicly traded businesses in the industry. These consolidated financial statements have been translated from Canadian dollars to United States dollars in accordance with a translation of convenience method using the representative exchange rate at December 31, 1999 of

                         MDSI MOBILE DATA SOLUTIONS INC.
                 Notes to the Consolidated Financial Statements
              For the years ended December 31, 2000, 1999, and 1998
                      (Expressed in United States dollars)

1.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Reporting currency (continued)

          US$1.00 = CAD $1.4433. The translated amount for non-monetary items at December 31, 1999 became the historical basis for those items in subsequent reporting periods. Any resulting foreign exchange gains and losses were recorded as a separate component of stockholder's equity and described as cumulative translation adjustment. As the Company changed its currency of measurement to the United States dollar in the second quarter of the year ended December 31, 2000, no further foreign currency gains or losses will be recognized in the cumulative translation adjustment component of stockholder's equity.

          Functional currency

          As at June 1, 2000 the Company and its subsidiaries adopted the United States dollar as their primary currency of measurement. The change in the Company's currency of measurement was made due to the Company's purchase of Connectria Corporation ("Connectria") (note 2) and the resulting increase in the Company's sales and costs denominated in United States dollars. The purchase of Connectria as well as the Company incurring an increasing amount of United States dollar denominated expenditures as a percentage of overall expenditures and an increase in the generation of cash flows from sales in United States dollars resulted in the Company's change in its currency of measurement to the United States dollar.

          Effective June 1, 2000 the company translates transactions in foreign currencies at the exchange rate in effect on the transaction date. Monetary assets and liabilities denominated in a currency other than the measurement currency are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings.

          As a result of the change in the currency of measurement, the Company's foreign currency risk has changed from United States dollar denominated monetary assets and liabilities to non-United States dollar denominated monetary assets and liabilities and the risk of the impact of exchange rate changes relative to the United States dollar. The ultimate effects of the change on the Company's financial position and results of operations will only be determinable in the future based on exchange rate changes that occur in such periods.

     (h)  Income taxes

          The Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes which will arise from the realization of assets or settlement of liabilities at their carrying amounts which differ from their tax basis. Future tax assets and liabilities are measured using substantially enacted tax rates expected to apply to taxable income in the years which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.
          Future taxes are netted except to the extent that they cannot be offset due to different tax jurisdictions.

     (i)  Investments

          The Company accounts for investments on a cost basis. Any impairment in value that is determined to be other than temporary is charged to earnings.

                         MDSI MOBILE DATA SOLUTIONS INC.
                 Notes to the Consolidated Financial Statements
              For the years ended December 31, 2000, 1999, and 1998
                      (Expressed in United States dollars)

1.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (k)  Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are used for, but not limited to, the accounting for doubtful accounts, amortization, determination of net recoverable value of assets, revenue recognized on long-term contracts, taxes and contingencies. Actual results could differ from those estimates.

                         MDSI MOBILE DATA SOLUTIONS INC.
                 Notes to the Consolidated Financial Statements
              For the years ended December 31, 2000, 1999, and 1998
                      (Expressed in United States dollars)

1.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (l)  Derivatives

          From time to time the Company may attempt to hedge its position with respect to currency fluctuations on specific contracts. This is generally accomplished by entering into forward contracts. Related costs are realized as the forward contracts are settled. The Company had no forward transactions open at year end.

     (m)  Stock Options

          The Company has stock option plans for directors, officers, employees, and consultants to the Company. The options must be issued at not less than their fair value; accordingly, no compensation expense is recorded on the grant of options under the plan.

     (n)  Cash and cash equivalents

          Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

     (o)  Earnings (loss) per common share

          Basic earnings per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by including other common share equivalents in the weighted average number of common shares outstanding for a period, if dilutive. Common equivalent shares consist of common shares issuable upon the conversion of the special warrants (using the if-converted method) and incremental shares issuable upon the exercise of stock options and share purchase warrants (using the treasury stock method).

          A reconciliation of net income (loss) per common share and the weighted average shares used in the earnings per share ("EPS") calculations for fiscal years 2000, 1999 and 1998 is as follows:

                                                  Net (Loss)                               Loss
                                                    Income            Shares            (Earnings)
                                                  (Numerator)      (Denominator)         Per Share
                                                --------------     -------------       -----------
        2000
        Basic                                    $ (3,605,821)         8,526,723          $ (0.42)
        Effect of stock options                                                -                -
                                                --------------     -------------       -----------
        Diluted                                  $ (3,605,821)         8,526,723          $ (0.42)
                                                ==============     =============       ===========

        1999
        Basic                                    $ (3,537,549)         7,245,071          $ (0.49)
        Effect of stock options                                                -                -
                                                --------------     -------------       -----------
        Diluted                                  $ (3,537,549)         7,245,071          $ (0.49)
                                                ==============     =============       ===========

        1998
        Basic                                     $ 2,272,923          6,504,188           $ 0.35
        Effect of stock options                                          213,429            (0.01)
        Effect of share purchase warrants                                  5,205                -
                                                --------------     -------------       -----------
        Diluted                                   $ 2,272,923          6,722,822           $ 0.34
                                                ==============     =============       ===========

                         MDSI MOBILE DATA SOLUTIONS INC.
                 Notes to the Consolidated Financial Statements
              For the years ended December 31, 2000, 1999, and 1998
                      (Expressed in United States dollars)



1.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (o)  Earnings (loss) per common share (continued)

          Options and warrants to purchase 2,313,944, 1,898,534 and 95,000 shares of common stock were outstanding during fiscal 2000, 1999 and 1998 respectively, but were not included in the computation of diluted EPS because of either the net loss in fiscal 2000, or because the options exercise prices were greater than the average market prices of the common stock, and therefore, their effect would be antidilutive.


2.   ACQUISITIONS

     Connectria Corporation

     On June 1, 2000 the Company acquired all of the issued and outstanding shares and options of Connectria Corporation, ("Connectria"), a privately held company based in St. Louis Missouri, that is an application service provider (ASP) and provider of on-line service management solutions for service companies.

     The Company issued 845,316 common shares, and 583,037 employee stock options to acquire common shares of the Company, in exchange for all of the outstanding stock and options of Connectria. The aggregate purchase price was $29,579,300 based on the closing price of the Company's shares at the date of acquisition. In addition the company has capitalized $1,220,028 in one time costs relating to the acquisition of Connectria.

     The acquisition was accounted for using the purchase method and accordingly the purchase price has been allocated to the fair value of the net assets acquired. As a result of the purchase the Company acquired assets of $1,293,974 and liabilities of $757,086. The allocation of the purchase price was to net tangible assets for approximately $536,888, the remaining $30,262,440 was intellectual property and goodwill. Intellectual property and goodwill are being amortized over a five year period

     This transaction has been accounted for using the purchase method and the purchase price has been allocated to the estimated fair value of net assets as follows:


     The operating results of Connectria have been included in the consolidated statements of operations from the date of acquisition.

        Current assets                                     $   862,947
        Capital assets                                         431,027
                                                          -------------
        Total assets                                       $ 1,293,974
                                                          -------------
        Current Liabilities                                    489,364
        Long term debt                                         267,722
                                                          -------------
        Total liabilities                                  $   757,086
                                                          -------------
        Net assets                                         $   536,888
        Goodwill                                            28,146,130
        Acquired Intellectual Property                       2,116,310
        Costs incurred on Acquisition                       (1,220,028)
                                                          -------------
        Total Purchase Price                               $29,579,300
                                                          =============

                         MDSI MOBILE DATA SOLUTIONS INC.
                 Notes to the Consolidated Financial Statements
              For the years ended December 31, 2000, 1999, and 1998
                      (Expressed in United States dollars)


3.   LEASE RECEIVABLE

     The Company has entered into a sales-types lease with a customer. The lease has an effective interest rate of 5.5% and is payable in equal monthly installments with a term of 36 months. As at December 31, 2000 the lease has a remaining life of 4 months.


4.   INVESTMENTS AND ADVANCES

                                                                          2000               1999
                                                                     ---------------    ---------------
      Investment in Digital Dispatch Systems, Inc (note 15)           $         -          $3,486,960
      Investment in Private Companies, at cost                          2,499,992                   -
      Promissory note (note 15)                                           331,455             346,741
      Other advances                                                      250,000             306,756
                                                                     ---------------    ---------------
      Total Investments                                               $ 3,081,447          $4,140,457
                                                                     ===============    ===============

     During the year ended December 31, 2000 the Company made equity investments of $2,499,992 in two private companies. These investments do not represent significant influence in the companies and are valued at cost which is the valuation as at the latest round of financing.

     During the year ended December 31, 2000, Digital Dispatch Systems Inc. exercised their right under the Transportation Business Unit sale agreement and repurchased the common shares the Company had received for consideration in the sale of its Transportation Business Unit to Digital Dispatch Systems Inc. The Company received proceeds of $3,164,350 on the sale of its shares. The resulting loss has been accounted for through the Company's provision for discontinued operations (note 15).


5.   CAPITAL ASSETS

                                                           2000                   1999
                                                      -------------          -------------
       Computer hardware and software                  $12,433,244              $5,813,468
       Furniture and fixtures                            2,365,795               1,965,820
       Vehicles                                             50,905                  50,905
       Leasehold improvements                              708,667                 226,719
                                                      -------------          -------------
                                                        15,558,611               8,056,912
       Less:  accumulated amortization                  (4,461,114)             (1,670,265)
                                                      -------------          -------------
                                                       $11,097,497              $6,386,647
                                                      =============          =============


     As at December 31, 20000 the Company has entered into capital lease arrangements for Capital Assets in the amount of $11,595,272 (1999
     -$4,895,628) and recorded accumulated amortization of $3,326,083 (1999 -$1,052,200) relating to these assets (note 11).

                         MDSI MOBILE DATA SOLUTIONS INC.
                 Notes to the Consolidated Financial Statements
              For the years ended December 31, 2000, 1999, and 1998
                      (Expressed in United States dollars)


6.   INTANGIBLE ASSETS

                                                           2000                   1999
                                                      -------------          -------------
       Acquired research and development               $ 6,930,633              $6,930,633
       Goodwill                                         30,761,853               2,615,751
       Acquired intellectual property                    2,116,310                       -
       Commerical web site domain name                     220,000                       -
       Less:  accumulated amortization                  (7,192,016)             (2,585,856)
                                                      -------------          -------------
                                                       $32,836,780              $6,960,528
                                                      =============         ==============


     During the year ended December 31, 2000 the Company purchased Connectria Corporation. The acquisition resulted in an additional $28,146,102 of goodwill (note 2).

     During the year ended December 31, 2000 the rights to use the domain name eservice.com for use with its eservice manager product (note 1(f))

7.   LONG-TERM DEBT

                                                                                       2000                   1999
                                                                                  ---------------        ---------------
       Term loan, secured by general accounts receivable,                           $   27,927               $      -
        inventory and equipment, repayable in blended payments
        of $4,722, bearing interest at 8.25%
       Stockholders (i)                                                                 39,041                      -
        Less: Current Portion Long Term Debt                                           (66,968)                     -
                                                                                  ---------------        ---------------
                                                                                    $        -               $      -
                                                                                  ===============        ===============

     (i)  Stockholders

          The amounts owing to stockholders are unsecured, non-interest bearing and without specific terms for repayment.

                         MDSI MOBILE DATA SOLUTIONS INC.
                 Notes to the Consolidated Financial Statements
              For the years ended December 31, 2000, 1999, and 1998
                      (Expressed in United States dollars)

8.   STOCKHOLDERS' EQUITY

     (a)  Stock options

          The Company adopted its Stock Option Plan to provide options to purchase common shares of the Company for its employees, officers, directors and consultants. The options granted pursuant to the Stock Option Plan are exercisable at a price which is equal to the fair market value of the common shares at the time the options are granted, the options typically vest over a three year period and the term of the options is typically five years. The maximum number of common shares reserved for issuance under the Stock Option Plan, including current options outstanding, is 2,400,000 common shares. Upon acquisition of Connectria (note 2) the Company assumed certain obligations under the Connectria Stock Option Plan, and all future issuance of options will occur under the MDSI Plan. The vesting period on the Connectria options is between zero and three years, and the term of the options is 10 years. The resulting position of the two Stock Option Plans is as follows:

                                                       Connectria Plan      MDSI Plan        Total        Weighted
                                                          Number of         Number of      Number of       Average
                                                           Shares            Shares          Shares         Price
                                                     ---------------------------------------------------------------
          Outstanding at January 1, 1998                            -        978,518         978,518         $12.80

            Granted                                                 -      1,112,750       1,112,750         $11.47
            Exercised                                               -        (32,844)        (32,844)         $9.55
            Cancelled                                               -       (403,218)       (403,218)        $16.39
                                                     -------------------------------------------------
          Outstanding at December 31, 1998                          -      1,655,206       1,655,206         $11.09


            Granted                                                 -        561,500         561,500         $13.69
            Exercised                                               -       (215,980)       (215,980)        $10.21
            Cancelled                                               -       (102,192)       (102,192)        $10.91
                                                     -------------------------------------------------
          Outstanding at December 31, 1999                          -      1,898,534       1,898,534         $11.97



            Granted                                                 -        430,554         430,554         $15.97
            Assumed on acquisition                            583,037              -         583,037          $2.10
            Exercised                                         (48,791)      (320,445)       (369,236)         $8.97
            Cancelled                                               -       (228,945)       (228,945)        $12.08
                                                     -------------------------------------------------


          Outstanding at December 31, 2000                    534,246      1,779,698       2,313,944         $10.32
                                                     =================================================

                         MDSI MOBILE DATA SOLUTIONS INC.
                 Notes to the Consolidated Financial Statements
              For the years ended December 31, 2000, 1999 and 1998
                      (Expressed in United States dollars)


8.   STOCKHOLDERS' EQUITY (Continued)

     The following table summarizes information concerning options outstanding at December 31, 2000:

                                               Options Outstanding             Options Exercisable
                                     -------------------------------------  ------------------------
                                                    Weighted
                                        Number       Average                  Number
                                      Outstanding   Remaining    Weighted   Exercisable   Weighted
                                         as of     Contractual    Average      as of      Average
                  Range of             December       Life       Exercise    December     Exercise
              Exercise Prices          31, 2000     (months)       Price     31, 2000      Price
        -------------------------   -------------  ------------  ----------  -----------  -----------
                  $0-$6.75             455,495        91.5        $ 0.47       426,778      $ 0.24

                $6.80-$13.35         1,365,376        37.21        10.94       831,451       10.44

               $13.40-$20.00           342,608        44.22        14.37       183,051       14.18

               $20.05-$36.20           150,465        50.76        25.32             -           -
                                    -------------  ------------  ----------  -----------  -----------
                                     2,313,944        49.82       $10.32     1,441,280      $ 8.31
                                    =============  ============  =========   ===========  ============


          At December 31,1999 and 1998 under the MDSI option plan, 951,026 and 618,368 options were exercisable at a weighted average exercise price of $10.85 and $10.26 respectively.

     (b)  Stock purchase plan

          The Company has established a voluntary stock compensation arrangement for its full and part-time employees to purchase common shares of the Company by way of payroll deductions for a maximum of $6,666 ($10,000
          CAD) for each employee per year. The subscription price of common shares purchased under the Stock Purchase Plan is determined based upon a weighted average market price of the Company's common shares each quarter, less 15%. The Company has reserved 100,000 common shares for issuance pursuant to the Stock Purchase Plan. During the year ended December 31, 2000, 16,621 (1999 - 28,144; 1998 - 17,919) common shares were issued under this Plan.

     (c)  Special warrants and share purchase warrants

          In June 1996, the Company issued 280,000 special warrants through a private placement for net proceeds of $2,719,532 (net of issue costs of $20,786). Each special warrant was exchangeable, without further payment or additional consideration, into one common share and one share purchase warrant. During the year ended December 31, 1997, 280,000 common shares and 280,000 share purchase warrants were issued on the conversion of special warrants. During the year ended December 31, 1998, 258,000 share purchase warrants were exercised to purchase 51,600 common shares for proceeds of $506,755.

     (d)  Stock transactions

          On January 29, 1999, the Company completed a public offering for the sale and issue of 575,000 common shares at a price of $19.23 per share for net proceeds of $10,209,892 (net of offering costs of $845,502).

     (e)  Alliance employee stock ownership plan

          Prior to the Company's acquisition of Alliance Systems Incorporated in 1997, the Alliance employees participated in an employee stock ownership plan (the ESOP). Upon the Company's acquisition of Alliance , the remaining unallocated shares held by the ESOP were allocated to employees. At December 31, 2000, 2,847 shares of the Company were held by the ESOP of which all have vested and are in the process of being distributed.

                         MDSI MOBILE DATA SOLUTIONS INC.
                 Notes to the Consolidated Financial Statements
              For the years ended December 31, 2000, 1999 and 1998
                      (Expressed in United States dollars)


8.   STOCKHOLDERS' EQUITY (Continued)

     (f)  Connectria stock option plan

          Upon the Company's acquisition of Connectria (Note 2), the Company agreed to assume the outstanding stock options of the Connectria Stock option plan. The assumed options are listed separately in the outstanding option table (note 8(a)).


     (g)  Shareholder rights plan

          At the Annual General Meeting on May 6, 1999, the Company's shareholders' approved the adoption of a Shareholder Rights Plan, similar to those adopted by other Canadian companies. Under the terms of the Plan, rights are attached to the common shares of the Company. These rights become marketable and exercisable only after certain specified events related to the acquisition of, or announcement of an intention to acquire 20% or more of the outstanding common shares of the Company.

                         MDSI MOBILE DATA SOLUTIONS INC.
                 Notes to the Consolidated Financial Statements
              For the years ended December 31, 2000, 1999, and 1998
                      (Expressed in United States dollars)

9.   INCOME TAXES

     The provision for income taxes consists of the following:

                                                                      2000                   1999                 1998
                                                                -----------------      -----------------     ---------------
     Current:
       Canada                                                    $     49,500           $     554,056          $(1,297,492)
       Foreign                                                       (310,965)             (2,629,334)            156,926
                                                                -----------------      -----------------     ---------------
         Total current provision for income taxes                    (261,465)             (2,075,278)         (1,140,566)
                                                                -----------------      -----------------     ---------------
     Future:
       Canada                                                          92,870                (481,501)            411,721
       Foreign                                                       (322,947)                354,643          (1,159,852)
                                                                -----------------      -----------------     ---------------
        Total provision for future income taxes                      (230,077)               (126,858)           (748,131)
                                                                -----------------      -----------------     ---------------
     Provision for income taxes                                    $ (491,542)            $(2,202,136)         $(1,888,697)
                                                                =================      =================     ===============

     The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian Federal and provincial income tax rates to the loss before tax provision due to the following:


                                                                      2000                   1999                 1998
                                                                -----------------      -----------------     ---------------

     Statutory tax rate                                               45.6%                  45.0%                 45.0%

     (Provision for) Recovery of income taxes computed
        at statutory rate                                          $1,239,982             $(2,932,260)         $(2,503,328)
     Tax losses and (benefits) not recognized in the period
       that the benefit arose                                        (685,437)               (514,328)             538,740
     Lower effective rate on earnings of foreign subsidiaries         807,128               1,736,406              657,103
     Acquired research and development costs not
       deductible for tax purposes                                   (269,928)               (270,297)            (270,297)
     Amortization of intangibles not deductible for tax
       purposes                                                    (1,630,442)               (117,710)            (117,708)
     Other permanent differences                                       47,155                (103,947)            (193,207)
                                                                -----------------      -----------------     ---------------
     Provision for income taxes                                    $ (491,542)            $(2,202,136)         $(1,888,697)
                                                                =================      =================     ===============

     The principal components of the future portion of the provision for income taxes are as follows:

                                                            2000                1999              1998              1997
                                                     -------------------  ----------------- ----------------   -------------
     Depreciation                                        $(349,067)         $ 272,447       $                  $
                                                                                                       -                  -
     Deferred revenue                                      969,689           (207,422)          (784,841)           258,233
     Operating loss carry forwards                        (361,160)          (587,760)            79,142           (712,746)
     Other                                                (489,539)           395,877            (42,432)                 -
                                                     -------------------  ----------------- ----------------   -------------
     Total deferred provision for income taxes           $(230,077)         $(126,858)         $(748,131)        $ (454,513)
                                                     ===================  ================= ================   =============

                         MDSI MOBILE DATA SOLUTIONS INC.
                 Notes to the Consolidated Financial Statements
              For the years ended December 31, 2000, 1999, and 1998
                      (Expressed in United States dollars)


9.   INCOME TAXES (Continued)

     The approximate tax effect of each type of temporary difference that gave rise to the Company's deferred tax assets are as follows:

                                                                  2000               1999
                                                            ---------------    --------------
     Current

     Operating loss carry forwards                            $         -       $  287,443
     Less: valuation allowance                                          -                -
                                                            ---------------    --------------
     Net current future tax asset                             $         -       $  287,443
                                                            ===============    ==============


                                                                  2000               1999
                                                            ---------------    --------------
     Non-current

     Operating loss carry forwards                            $ 1,825,049       $        -
     Depreciation                                                (529,751)        (272,504)
     Other                                                        877,101          562,488
                                                            ---------------    --------------
                                                                2,172,399          289,984
     Less: valuation allowance                                 (1,825,049)               -
                                                            ---------------    --------------
     Net non-current  future tax asset                        $   347,350       $  289,984
                                                            ===============    ==============


     At December 31, 2000 , the Company has the following loss carry-forwards available for tax purposes:

     Country                            Amount                Expiry
     -------                            ------                ------
     Canada                           $3,200,000              2004 through 2007

     US                               $  900,000              2020


10.  RELATED PARTY TRANSACTIONS

     Related party transactions and balances not disclosed elsewhere in these financial statements include advisory fees expensed during the year of US$45,000 (1999 - $0; 1998 - $0) paid to a company controlled by a director during the year ended December 31, 2000.

     The Company issued a promissory note receivable to a director and officer of the company on June 28, 2000 for $150,000. The note bears interest at a rate of 6.75% and is payable on demand. As at December 31, 2000 the full amount of the note was outstanding, and is included in prepaid expenses and other assets.

                         MDSI MOBILE DATA SOLUTIONS INC.
                 Notes to the Consolidated Financial Statements
              For the years ended December 31, 2000, 1999, and 1998
                      (Expressed in United States dollars)


11.  COMMITMENTS AND CONTINGENCIES

     (a)  Capital and operating leases

          At December  31,  2000,  future  minimum  payments  under  capital and
          non-cancelable   operating   leases  for  office  space  and  computer
          equipment are as follows:

                                                                      Capital           Operating
                                                                      leases              leases
                                                                   ---------------    --------------
           2001                                                     $ 3,031,090         $ 1,466,177
           2002                                                       2,423,567           1,202,799
           2003                                                       1,389,455           1,196,384
           2004                                                           9,431           1,286,953
           2005                                                               -           1,283,001
           Thereafter                                                         -           3,749,627
                                                                   ---------------    --------------
           Total minimum lease payments                               6,853,543         $10,184,941
                                                                                      ===============
           Less: amount representing interest                          (602,420)
                                                                   --------------
           Present value of net minimum lease payments                6,251,123
           Less: current portion                                     (2,094,637)
                                                                   --------------
                                                                    $ 4,156,486
                                                                   ==============

          Rent expense for the year ended December 31, 2000 in respect of operating leases for office space was $2,106,219 (1999 - $1,939,170; 1998 - $1,890,274).

     (b)  Lines and letters of credit

          The Company has an operating line of credit with a Canadian commercial bank to borrow up to $8,000,000 CDN which bears interest at prime plus 0.5%. As at December 31, 2000, the Company was not utilizing the operating line of credit. The Company also has a line of credit with a United States commercial bank to borrow up to $250,000 that bears interest at 8.75%. As at December 31, 2000 the Company had utilized $247,000 of this facility.

          The Company has provided, as performance bonds, an irrevocable revolving letter of credit in the amount of Belgian Franc 60,640,800 (USD $1,510,428) maturing May 28, 2001, and an additional letter of credit in the amount of Belgium Franc 3,060,000 (USD $76,218) expiring August 30, 2001. The Company has pledged an amount equal to the letters of credit and guarantee against its operating line of credit as security.

     (c)  Contingency

          The Company has included in its operating results for the year ended December 31, 2000 a provision for $985,000 with respect to a doubtful account. The Company believes that its' position in the matter is strong and intends to vigorously pursue collection. The Company has filed an action seeking payment of the full contract amount and the customer has filed an answer and counterclaim. The customer has requested mediation of the dispute and the Company has agreed.

                         MDSI MOBILE DATA SOLUTIONS INC.
                 Notes to the Consolidated Financial Statements
              For the years ended December 31, 2000, 1999, and 1998
                      (Expressed in United States dollars)


12.  SEGMENTED INFORMATION

     In 1998, the Company reported two business segments - Field Service and Delivery based on the differing capabilities of the software and hardware platforms offered to customers. In February 1999, the Company's Board of Directors approved a plan to dispose of its Delivery Segment which was subsequently sold effective June 1, 1999 (note 15). As a result the Company had only one business segment.

     On  February  1, 2000 the  Company  announced  its  intentions  to sell its
     products  of  mobile   workforce   management  and  wireless   connectivity
     application software over the internet from a wirelessly-enabled Applications Service Provider (ASP) site. As a result of that decision, beginning the fiscal year ended December 31, 2000, the Company again reports its operations in two business segments, Field Service and e-Business.

     On June 1, 2000 the Company completed the purchase of Connectria Corporation (note 2). As Connectria is considered part of the Company's e-Business operating segment and the transaction has been treated using the purchase method the Company has included the results of Connectria in the e-Business operating segment as of June 1, 2000. Substantially all of the Company's E-Business revenue is currently derived from Connectria's professional and hosting services.


     Business Segments

                                                      Field
                                                      Service    e-Business(1)    Total
                                                  -----------------------------------------
          Revenue                                 $ 51,999,988    $7,002,747   $59,002,735
          Operating earnings (loss)                  5,263,350    (6,997,478)   (1,734,128)
          Depreciation & Amortization                3,284,437     3,873,035     7,157,472

          Long lived assets                         15,784,844    31,230,880    47,015,724
          Capital Expenditures                       5,269,839     1,613,868     6,883,707


          (1) The e-Business operating segment also includes revenues from third-party products and services.

     Geographic information

     The Company earned revenue from sales to customers and has long-lived assets, including capital assets and goodwill, in the following geographic locations:


                                  2000                               1999                             1998
                              -------------------------------   -------------------------------- -----------------------------
                                                Long-lived                         Long-lived                     Long-lived
                                 Revenue          assets            Revenue          assets          Revenue        assets
                              --------------  ---------------   ---------------- --------------- --------------- -------------
      Canada                  $  1,688,704    $  8,731,563       $  1,718,350     $ 9,039,127     $2,067,873       $2,376,281
      United States             45,025,021      38,215,359         38,618,083       8,503,174     42,851,579        3,890,064
      Europe                     8,713,390          66,946         11,756,669          73,526      1,328,393           38,601
      Asia and Other             3,575,620           1,856          1,562,076           5,528              -            9,416
      South America                      -               -                  -               -        242,360                -
                              --------------  ---------------   ---------------- --------------- --------------- -------------
                               $59,002,735     $47,015,724        $53,655,178     $17,621,355    $46,490,205       $6,314,362
                              ==============  ===============   ================ =============== =============== =============

     Long-lived assets consist of the lease receivable, investments, capital and intangible assets.

                         MDSI MOBILE DATA SOLUTIONS INC.
                 Notes to the Consolidated Financial Statements
              For the years ended December 31, 2000, 1999, and 1998
                      (Expressed in United States dollars)


12.  SEGMENTED INFORMATION (continued)

     Major customers

     During the year ended December 31, 2000, the Company did not earn revenue from one customer that accounted for greater than 10% of overall revenue. For the year ended December 31, 1999 the Company earned revenue from one customer of $6,542,518 and in 1998 one customer accounted for revenue of $4,247,040. No other single customer accounted for more than 10% of total revenue.


13.  CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                                                                        2000               1999                1998
                                                                  -----------------  ------------------  -----------------
     Accounts receivable                                            $(9,114,522)       $(1,846,511)         $(5,170,552)
     Work in process                                                          -                  -               46,396
     Prepaid expenses and other assets                                 (280,191)         1,278,759           (1,764,400)
     Income taxes payable                                              (477,047)          (124,680)             400,408
     Accounts payable and accrued liabilities                         2,662,683         (3,174,719)           3,174,655
     Deferred revenue                                                 3,170,541           (345,402)           3,138,946
                                                                  -----------------  ------------------  -----------------
                                                                    $(4,038,536)       $(4,212,553)           $(174,547)
                                                                  =================  ==================  =================


14.  FINANCIAL INSTRUMENTS

     The carrying value of cash and cash equivalents, accounts receivable, lease receivable, investments and advances, accounts payable, accrued liabilities, long term debt, capital lease obligations and assets and liabilities from discontinued operations reflected in the balance sheets approximate their respective fair values.

     The Company's revenues have historically been dependent on large contracts from a limited number of customers in the utility, telecommunications and cable sectors. However, as these customers are geographically dispersed and bad debts have not been significant, concentrations of credit risk are considered to be minimal.

                         MDSI MOBILE DATA SOLUTIONS INC.
                 Notes to the Consolidated Financial Statements
              For the years ended December 31, 2000, 1999 and 1998
                      (Expressed in United States dollars)


15.  DISCONTINUED OPERATIONS

     In February 1999, the Company's Board of Directors approved a plan for the sale of the Transportation Business Unit which developed mobile workforce software for the taxi, courier and roadside recovery markets. The disposition was completed June 24, effective June 1, 1999, for proceeds of $3,833,389. The proceeds comprised common shares representing an 11% interest in Digital Dispatch Systems Inc., a supplier of dispatch systems to the taxi market, and an 8%, $346,741 promissory note due January 1, 2001.

     For the year ended December 31, 1999, the Company recorded a one-time charge of $7,851,549 concurrent with the decision to discontinue the Delivery segment of the Company's business. Certain contracts were retained for completion during the year 2000. The estimated cost to complete these contracts was included in the one-time charge. During the year ended December 31, 2000 the Company recorded an additional $395,022 charge in order to account for additional costs to complete the retained contracts, and the loss realized on sale of shares in Digital Dispatch Systems Inc., taken as consideration on sale of the Company's Transportation Business Unit (note 4).

     This business is accounted for as a discontinued operation and for reporting purposes the results of operations, financial position and cash flow are segregated from those of continuing operations for the current and prior periods. The Company has included in the results of the discontinued operation, the sale proceeds, the costs of disposition, the results of operations from the measurement date to the disposal date and an estimate of the costs to complete the remaining contract.

                                                         December 31, 2000      December 31, 1999      December 31, 1998
                                                        -------------------    -------------------    -------------------
     Revenues                                           $              -       $  2,777,107             $11,282,160

     Loss before income taxes                                       -            (5,442,245)             (1,495,606)
     Income tax                                                     -                     -                  94,274
                                                        -------------------    -------------------    -------------------
     Operating loss to measurement date                             -            (5,442,245)             (1,401,332)
     Estimated loss on disposal
          (net of nil income taxes)                          (395,022)           (2,409,304)                      -
                                                        -------------------    -------------------    -------------------
     Loss from discontinued operations                      $(395,022)         $ (7,851,549)            $(1,401,332)
                                                        ===================    ===================    ===================

     Financial position of discontinued operations

                                                       December 31, 2000     December 31, 1999       December 31, 1998
                                                        -------------------    -------------------    -------------------

     Current assets                                           $641,405            $960,610              $6,337,990
     Long term assets                                                -                   -               6,269,753
                                                        -------------------    -------------------    -------------------
     Total assets of discontinued operations                   641,405            $960,610              12,607,743
                                                        -------------------    -------------------    -------------------
     Current liabilities                                       223,024             173,424               1,642,471
     Long term liabilities                                           -                   -                       -
                                                        -------------------    -------------------    -------------------
     Total liabilities of discontinued operations             $223,024            $173,424              $1,642,471
                                                        ===================    ===================    ===================

                         MDSI MOBILE DATA SOLUTIONS INC.
                 Notes to the Consolidated Financial Statements
              For the years ended December 31, 2000, 1999, and 1998
                      (Expressed in United States dollars)


15.  DISCONTINUED OPERATIONS (Continued)


     Cash flow of discontinued operations

                                                  December 31, 2000         December 31, 1999         December 31, 1998
                                                  -----------------         -----------------         -----------------
     Operating activities                              $277,626               $(1,415,702)              $(2,382,087)
     Investing activities                                     -                   (91,097)                  (65,673)
     Financing activities                                     -                         -                         -
                                                  -----------------         -----------------         -----------------
     Cash provided by (used for) discontinued
     operations                                        $277,626               $(1,506,799)              $(2,447,760)
                                                  =================         ==================        =================


16.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principals ("Canadian GAAP") which differ in some respects from those in the United States ("U.S. GAAP") as follows:

                                                                 2000                     1999
                                                            --------------           --------------
     Net assets
     Net assets under Canadian GAAP                           $69,189,690             $40,058,738
     Assets acquired on Connectria Acquisition (f)                      -                 531,782
     Intangible assets on Connectria Acquisition (f)          (26,651,614)                      -
     Acquired research and development (a)                     (4,361,109)             (5,053,230)
                                                            --------------           --------------
     Net assets under U.S. GAAP                               $38,176,967             $35,537,290
                                                            ==============           ==============

                                                                                  2000             1999              1998
                                                                            ---------------   ---------------   ---------------
     Results of operations
     Net income (loss) for the year Continuing operations
         Under Canadian GAAP                                                 $(3,210,799)        $4,314,000        $3,674,255
         Acquisition of subsidiary (f)                                        (1,220,028)
         Amortization of intangible assets (a)                                 4,267,652            693,067           693,064
         Purchased Subsidiary earnings (f)                                         3,797            142,038           135,310
          Exchange adjustment on reporting currency change (g)                                     (130,034)         (193,921)
                                                                            ---------------   ---------------   ---------------
         Net income (loss) for the year  U.S. GAAP-Continuing                   (159,378)         5,019,071         4,308,708
                                                                            ---------------   ---------------   ---------------
     Net (loss) for the year Discontinued operations
         Under Canadian GAAP                                                    (395,022)        (7,851,549)       (1,401,332)
         Amortization of intangible assets (a)                                         -          3,978,866           869,030
                                                                            ---------------   ---------------   ---------------
         Net income (loss) for the year  U.S. GAAP-Discontinued                 (395,022)        (3,872,683)         (532,302)
                                                                            ---------------   ---------------   ---------------
     Net income (loss) for the year US GAAP                                  $  (554,400)        $1,146,388        $3,776,406
                                                                            ===============   ===============   ===============
     Diluted earnings (loss) per common share
       under U.S. GAAP                                                       $     (0.07)        $     0.13        $     0.50
                                                                            ===============   ===============   ===============
     Weighted average shares outstanding under U.S. GAAP                       8,526,723          9,100,711         7,563,444
                                                                            ===============   ===============   ===============

                         MDSI MOBILE DATA SOLUTIONS INC.
                 Notes to the Consolidated Financial Statements
              For the years ended December 31, 2000, 1999, and 1998
                      (Expressed in United States dollars)



16.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (continued)

     (a)  Acquired research and development

          Under U.S. GAAP, acquired research and development costs related to software are charged to earnings on acquisition if it is determined they have no alternative use and technological feasibility has not been established. Under Canadian GAAP, acquired research and development costs related to software are capitalized on acquisition based on the fair values of the acquired research and development and are amortized over the estimated useful lives of the products once they are available for commercial markets.

     (b)  Stock-based compensation

          For U.S. GAAP purposes the Company accounts for stock based compensation to employees and directors, under Accounting Principles Board Opinion No.25, Accounting for Stock Issued to Employees (APB
          25), using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price at the date granted. As at December 31, 2000, no compensation cost has been recorded for any period under this method.

          Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation (SFAS 123) issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant dated based on the fair value of the options granted and is recognized over the exercise period.

          SFAS 123 allows the Company to continue to measure the compensation cost of employees in accordance with APB 25 under the disclosure only provision which the Company follows.

          The following pro forma financial information presents the net loss for the year and loss per common share had the Company adopted Statement of Financial Accounting Standard No. 123 (SFAS 123) Accounting for Stock-based Compensation.

                                                                             2000                 1999                1998
                                                                        --------------       -------------       -------------
          Net income (loss) for the year                                 $(8,388,207)         $(7,502,117)        $  (382,660)
                                                                        ==============       =============       =============
          Diluted income (loss) per common share                         $     (0.98)         $     (0.82)        $     (0.05)
                                                                        ==============       =============       =============

          Using the fair value method for stock-based compensation, additional compensation costs of approximately $4,782,386 would have been recorded for the year ended December 31, 2000 (1999 - $3,964,568 and 1998 - $2,655,583, respectively). This amount is determined using an option pricing model assuming no dividends are to be paid, an average vesting period of three years, a weighted average annualized volatility of the Company's share price of 81% (1999 - 65% and 1998 - 56% respectively) and a weighted average annualized risk free interest rate at 7.00% (1999 - 5.00% and 1998 - 5.00% respectively).

                         MDSI MOBILE DATA SOLUTIONS INC.
                 Notes to the Consolidated Financial Statements
              For the years ended December 31, 2000, 1999, and 1998
                      (Expressed in United States dollars)


16.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (continued)

     (c)  Comprehensive income

          The Company reports comprehensive income or loss in accordance with the provisions of SFAS 130, Reporting Comprehensive Income, which is required to be adopted for fiscal years beginning on or after December 15, 1997. SFAS 130 established standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Reclassification of financial statements for earlier periods presented is required. The Company had Comprehensive Income under this standard as follows:

                                       --------------------------------------   ----------------
                                              2000                1999                 1998
                                       -----------------   ------------------   ----------------
          Net income from continuing      $(159,378)         $5,019,071          $4,308,708
          operations U.S. GAAP

          Comprehensive items
              - Translation adjustment
                                           (260,666)        1,777,732            (1,225,071)
                                       -----------------   ------------------   ----------------
          Comprehensive net income
          for the year                    $(420,044)         $6,796,803         $(3,083,637)
                                       =================   ==================   ================


     (d)  Revenue recognition

          In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") 101, Revenue Recognition in Financial Statements which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. SAB 101 requires companies to report any changes in revenue recognition as a cumulative change in accounting principle at the time of implementation in accordance with Accounting Principles Board Opinion 20 "Accounting Changes." The Company adopted SAB 101 for the Company's Year ended December 31, 2000. Based on the Company's interpretation of SAB 101, the Company believes its current revenue recognition policies are consistent with SAB 101 and there has been no material impact on the Company's financial position or results of operations.

          Statement of Position 97-2 (Software Revenue Recognition) (SOP 97-2), was issued in October 1997 by the American Institute of Certified Public Accountants (AICPA) and was amended by the Statement of Position 98-4 (SOP 98-4) and Statement of Position 98-9 (SOP 98-9). The Company adopted SOP 97-2 effective for the Company's year ended December 31, 1998. Based upon our interpretation of SOP 97-2, SOP 98-4 and SOP 98-9, the Company believes its current revenue recognition policies and practices are consistent with SOP 97-2, SOP 98-4, and SOP 98-9.

     (e)  Accounting for derivative instruments and hedging contracts

          In June 1998, the Financial Accounting Standards Board issued Statement No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, which standardized the accounting for derivative instruments. The Company adopted SFAS No. 133 in the third quarter of fiscal 2000 in accordance with SFAS No. 137 which delayed the required implementation of SFAS No. 133 for one year. The adoption of this statement, which requires the accounting recognition of derivatives at fair value, has not had a significant effect on the Company's financial position or results of operations.

                         MDSI MOBILE DATA SOLUTIONS INC.
                 Notes to the Consolidated Financial Statements
              For the years ended December 31, 2000, 1999, and 1998
                      (Expressed in United States dollars)


16.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (continued)

     (f)  Acquisition of subsidiary

          On June 1, 2000 the Company acquired Connectria Corporation (note 2). This transaction has been treated using the purchase method for Canadian GAAP, and using the pooling method for US GAAP. As a result of the acquisition the results of Connectria have been consolidated with the Company as of the date of acquisition under Canadian GAAP, and have been pooled since inception with those of the Company under US GAAP.

     (g)  Change in reporting currency

          On January 1, 2000 the Company changed its reporting currency from the Canadian to the U.S. Dollar. Under Canadian GAAP the company used the translation of convenience method and all comparable periods were converted at a rate of US$ 1.00= CAD $1.4433. Under US GAAP the Company translated all assets and liabilities at the rate in effect at the respective balance sheet dates and revenues and expenses at the average rate for the reporting periods. Any resulting foreign exchange gains and losses are recorded in accumulated comprehensive income
          (loss) under US GAAP as outlined in note 17 (c).

                                  [MDSI LOGO]



                        MDSI Mobile Data Solutions Inc.
                             10271 Shellbridge Way
                                  Richmond, BC
                                    V6X 2W8

                           Telephone: (604) 207-6000
                           Facsimile: (604) 207-6060
                              www.mdsi-adantex.com